Registration Statement No. 333-237342

Filed Pursuant to Rule 433

June 5, 2020

MicroSectorsTM U.S. Big Banks Index 3x Leveraged ETN (BNKU) – Upsized to $75 Million Aggregate Principal Amount

June 5, 2020 – REX Shares, LLC (REX) is proud to announce that Bank of Montreal (BMO) has increased the aggregate principal amount and total notes outstanding of the MicroSectors™ U.S. Big Banks Index 3X Leveraged ETN (BNKU) by $50 million, to a new total of $75 million and 1.5 million notes, respectively. This is BNKU’s first upsize since launching on April 2, 2019.

BNKU is the only daily resetting 3x leverage exchange traded product with exposure to the ten largest banks in the United States. BNKU is linked to the Solactive MicroSectors™ U.S. Big Banks Index (the “Index”). The ETNs are issued by Bank of Montreal, and are listed on NYSE Arca.

"Financial stocks have been hit hard since the market selloff began in February, as the economic realities of the COVID-19 pandemic began to set in. While the bank stocks in the Index have bounced off their March lows, the future impact of coronavirus is still unknown” said Scott Acheychek, President of REX Shares. “We’re pleased to see sophisticated investors utilize products linked to our Big Bank Index.”

In addition to BNKU, Bank of Montreal has also issued a -3x Inverse Leveraged U.S. Bank ETN:

Ticker	Product	Underlying Index	Leverage
BNKU	MicroSectors™ U.S. Big Banks Index 3X Leveraged ETN	Solactive MicroSectors™ U.S. Big Banks Index	300%
BNKD	MicroSectors™ U.S. Big Banks Index -3X Inverse Leveraged ETN	Solactive MicroSectors™ U.S. Big Banks Index	-300%

Solactive MicroSectors™ U.S. Big Bank Index Components*

Ticker	Name	Weight	Ticker	Name	Weight
JPM	JPMorgan Chase & Co.	10%	USB	U.S. Bancorp	10%
BAC	Bank of America Corp.	10%	TFC	Truist Financial Corp.	10%
WFC	Wells Fargo & Co.	10%	MS	Morgan Stanley	10%
C	Citigroup Inc.	10%	SCHW	Charles Schwab Corp.	10%
GS	Goldman Sachs Group, Inc.	10%	PNC	PNC Financial Svcs Grp, Inc.	10%

*As of 05/18/2020. Index weightings and constituents are subject to change.

The Solactive MicroSectors™ U.S. Big Banks Index includes the 10 U.S. stocks in the banking sector with the largest free-float market capitalization. The index’s underlying composition is equally weighted across all stocks. While the performance of indices weighted by market capitalization can be dominated by a few of the largest stocks, an equal-weighting allows for a more representative portfolio.

Please reach out to us with any questions.

Regards,

Scott Acheychek

President, REX Shares

Adam Stempel

Director, BMO Capital Markets

The ETNs are senior, unsecured obligations of Bank of Montreal.

Investment suitability must be determined individually for each investor, and the ETNs may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own financial advisors as to these matters.

The exchange traded notes are subject to the credit risk of Bank of Montreal, the issuer of the ETNs. The ETNs are also subject to the issuer’s credit ratings, and the issuer’s credit spreads may adversely affect the market value of the notes.

Please note that leveraged, inverse and inverse leveraged ETNs seek a return on the underlying index for a single day. Those investments are not “buy and hold” investments, and should not be expected to provide the respective return of the underlying index’s cumulative return for periods greater than a day. The investments are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives only on a daily basis. Leveraged investments include risk and are not suitable for all investors. Please read the disclosure documents, including the relevant pricing supplements for information.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (the "SEC") about the offerings to which this press release relates. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable pricing supplement, the prospectus supplement and the prospectus if so requested by calling toll-free at 1-877-369-5412.

About REX

REX Shares is an independent provider of exchange-traded products (ETPs). As ETP architects, the REX team specializes in creating investment vehicles that solve specific access or efficiency challenges in investor portfolios. The firm is rooted with decades of structuring and building innovative exchange-traded product solutions.

For more information, please visit www.MicroSectors.com

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Media Contacts: media@rexshares.com

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $987 billion as of April 30, 2020, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

Related Links

www.bmo.com

Solactive AG (“Solactive”) is the licensor of the Solactive MicroSectors™ U.S. Big Banks Index. The ETNs are not sponsored, endorsed, promoted or sold by Solactive in any way, and Solactive makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the ETNs; (b) the quality, accuracy and/or completeness of the applicable Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Notwithstanding Solactive’s obligations to its licensees, Solactive reserves the right to change the methods of calculation or publication of the Index, and Solactive shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.